February 24, 2017
VIA EDGAR
David L. Orlic
Special Counsel - Office of Mergers and Acquisitions
Division of Corporation Finance
U.S. Securities & Exchange Commission
100 F Street, NE
Washington, D.C. 20549
Re:	Paybox Corp Amendment No. 1 to Schedule 13E-3 Filed February 2, 2017 File No. 005-78531 Revised Preliminary Proxy Statement on Schedule 14A Filed February 2, 2017 File No. 000-20660
Dear Mr. Orlic:
Paybox Corp (the “Company”) submits this letter in response to the comment letter (the “Comment Letter”), dated February 15, 2017, from the Staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) with respect to the Company’s above-referenced Amendment No. 1 to Schedule 13E-3 and Revised Preliminary Proxy Statement on Schedule 14A.
For ease of reference, set forth in bold below, are the comments to the Revised Preliminary Proxy Statement on Schedule 14A, as reflected in the Comment Letter. The Company’s responses are set forth below each comment. The revisions to the filing described below are reflected in second amendments (the “Amendments”) to the Revised Preliminary Proxy Statement on Schedule 14A referenced above (as so amended, including all exhibits thereto, the “Preliminary Proxy Statement”) and Amendment No. 1 to Schedule 13E-3, each being filed simultaneously with this letter. We are providing by email a copy of the Amendments marked to show changes from the Revised Preliminary Proxy Statement on Schedule 14A and the Amendment No. 1 to Schedule 13E-3.
 General
1.
Please revise your disclosure to clarify whether the charter amendment will leave the number of authorized shares untouched, thereby increasing the number of authorized but unissued shares. If so, please provide appropriate disclosure regarding the effects of this action.
Response:
The Preliminary Proxy Statement has been revised in response to the Staff’s comment. See pages 2, 6 and 29.
General
2.
We note your response to prior comment 3. You appear to have updated your registration statement on Form S-8 for the fiscal year ended December 31, 2016 and therefore a Form 10-K for that fiscal year appears to be required. Please confirm, or provide an analysis as to why this is not necessary.
Response:
In making its determination not to file a Form 10-K for the fiscal year ended December 31, 2016, the Company will be relying on a substantial body of no-action letters in which the Staff has granted no-action relief in similar or analogous circumstances. The Company concedes that on a literal reading of Rule 12h-3, the Company would be required to file its 2016 Form 10-K, because the Company’s Form S-8 (file number 333-197655) was automatically updated in 2016 by the filing of the Company's Form 10-K of the fiscal year ended December 31, 2015. In numerous no-action letters, however, the Staff has agreed that it would not take action against an issuer that suspends its reporting requirements notwithstanding the automatic update of a registration statement, where the registration has represented the satisfaction of the following conditions: (i) the registrant has fewer than 300 security holders of record (or fewer than 500 security holders of record where the registrant has had assets of less than $10 million in each of the three preceding fiscal years); (ii) the registrant has filed all reports under the Securities Exchange Act for the most recent three years and the current fiscal year preceding the filing of the Form 15; (iii) post-effective amendments have been filed terminating the registration statement that have been automatically updated; and (iv) shares have not been issued under the registration statement since the automatic update. See, e.g., Circle Entertainment Inc. (May 13, 2015); Greer Bancshares Incorporated (March 3, 2015 (relying on the 1,200 holder threshold for Bank holding companies; Orbit International Corp. (November 13, 2014); Madison Bancorp, Inc. (May 27, 2014); Gasco Energy, Inc. (March 31, 2014); Actavis, Inc. (February 26, 2014); China Shenghuo Pharmaceutical Holdings, Inc.; (July 20, 2012); Mango Capital, Inc. (March 28, 2012). See also Interline Brands (August 24, 2015) (no-action relief granted where securities cease to be outstanding following a merger).

The Company satisfies each of these criteria. Following the reverse stock split, the Company will have fewer than 300 stockholders of record (the Company could also rely on the 500 holder threshold, since its assets have been less than $10 million in each of the last three fiscal years). The Company is current in its financial reporting under the Exchange Act. The Company will be terminating its Form S-8 by filing a post-effective amendment, and shares have not been issued under the S-8 since the automatic update.
Accordingly, the Company respectfully submits that the filing of the 2016 Form 10-K will not be required. However, should it be determined that the Company is required to file the 2016 Form 10-K, it will do so.
Opinion of Kidron, page 20
3.
We note the response to prior comment 2. Please disclose the information required by Item 1015(b)(3) of Regulation M-A, the method of selection of the financial advisor.
Response:
The Preliminary Proxy Statement has been revised in response to the Staff’s comment. See page 20.
Comparable Company Analysis, page 21
4.
We note your response to prior comment 8. Please include the information in the response regarding Versapay Corporation in your disclosure.
Response:
The Preliminary Proxy Statement has been revised in response to the Staff’s comment. See page 21.
Annex B
5.
We note your response to prior comment 13, regarding the statement that the financial analysis should not be construed as creating any fiduciary duty on the part of Kidron to any party. Please revise your disclosure to add an explanation that clarifies:
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the basis for Kidron’s belief that shareholders cannot rely on its opinion, including (but not limited to) whether Kidron intends to assert the substance of the disclaimer as a defense to shareholder claims that might be brought against it under applicable state law;

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whether the governing state law has addressed the availability of such a defense to Kidron in connection with any such shareholder claim; if not, a statement must be added that the issue necessarily would have to be resolved by a court of competent jurisdiction; and

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that the availability or non-availability of such a defense will have no effect on the rights and responsibilities of the board of directors under governing state law, or the rights and responsibilities of the board or Kidron under the federal securities laws.

See the Excerpt from Current Issues and Rulemaking Projects Outline (November 14, 2000), available on our website.
Response:
The Preliminary Proxy Statement has been revised in response to the Staff’s comment. See page 22.

* * * * *
Lastly, in responding to the Staff’s comments, the Company acknowledges the following:
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the Company is responsible for the accuracy and adequacy of the disclosures in the filing;
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Staff comments or changes to disclosure in response to Staff comments do not foreclose the Commission from taking any action with respect to the filing; and
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the Company may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.
If you have any questions, or if we may be of any assistance, please do not hesitate to contact the undersigned at 954-510-3765 or Abbe Dienstag at 212-715- 9280.
Very truly yours,

/s/ Lowell Rush
Lowell Rush
Chief Financial Officer of Paybox Corp

cc: Scott Rosenblum, Kramer Levin Naftalis & Frankel LLP
     Abbe L. Dienstag, Kramer Levin Naftalis & Frankel LLP